DAVIS POLK & WARDWELL

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011-34-91-702-2749
jose.marco@dpw.com

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File No. 82-5201

September 13, 2006

Re: **Gamesa, S.A. —**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Ladies and Gentlemen:

On behalf of Grupo Auxiliar Metalúrgico, S.A. ("**Gamesa**"), a corporation (*sociedad anónima*) organized under the laws of Spain and in connection with Gamesa's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

- Market Communication dated September 13, 2006.

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Best regards,

Jose Marco
Legal Assistant
Capital Markets

Enclosure

By Hand Delivery

Gamesa

COMUNICACIÓN DE HECHO RELEVANTE

GAMESA AND LONGYUAN ELECTRIC POWER AGREE THE SALE AND INSTALLATION OF 510,85 NEW MW IN CHINA FOR 240 MILLION EUROS.

Gamesa Corporación Tecnológica through Gamesa Wind (Tianjin) Co. Ltd., its subsidary of Gamesa in China, have signed a new agreement with the company China Longyuan Electric Power Group Corporation, inside the China Guodian Corporation group, in order to supply 601 wind-power generators of the Gamesa G5X-850 kW model, providing a total power of 510,85 MW.

This Agreement, valued on 240 Million Euros, includes the supply of the wind-power generators without the tower, the supervision of the assembly and its start off, and also two year operation and maintenance of the wind-power generators provided. The delivery of the equipment will begin at the end of 2006.

Vitoria-Gasteiz, 13 de september 2006

Guillermo Ulacia Arnáiz
Executive President and Chief Executive Officer